United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Citrix Systems, Inc.

(Exact name of registrant as specified in its charter)

Delaware	0-27084	75-2275152
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

851 West Cypress Creek Road Fort Lauderdale, Florida	33309
(Address of principal executive offices)	(Zip Code)

Antonio G. Gomes

Vice President and Deputy General Counsel

Citrix Systems, Inc.

14 Crosby Drive

Bedford, Massachusetts 01730

(781) 301-8000

With a Copy To:

Michael R. Littenberg

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

212-756-2000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Unless the context indicates otherwise, the terms “Citrix,” “we,” “its,” “us,” and “our” refer to Citrix Systems, Inc. and its consolidated subsidiaries.

As used herein and consistent with the Conflict Minerals Rule (as defined below), “Conflict Minerals” are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin of the minerals or derivative metals.

Applicability of the Conflict Minerals Rule to Our Company

Citrix is a leader in mobile workspaces, providing virtualization, mobility management, networking and cloud services to enable new ways to work better. Citrix solutions power business mobility through secure, personal workspaces that provide people with instant access to apps, desktops, data and communications on any device, over any network and cloud. Most of our products consist solely of software and do not contain a physical component and therefore do not contain Conflict Minerals. Accordingly, substantially all of our products are out of scope for purposes of Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the “Conflict Minerals Rule”).

Although substantially all of our products are out of scope for purposes of the Conflict Minerals Rule, we identified a limited number of hardware components with necessary Conflict Minerals content in the physical cloud networking products that we contracted to manufacture in 2013. These products are therefore in-scope for purposes of our compliance with the Conflict Minerals Rule. We did not directly source the Conflict Minerals in these physical in-scope products, and we make no purchases from mines in the Democratic Republic of the Congo (the “DRC”) or any of its adjoining countries or from any smelters or refiners. We believe that we are in most cases many levels removed from such mines, smelters or refiners. The Conflict Minerals were sourced, either directly or indirectly, by the manufacturers of the in-scope products. We therefore have limited influence over the sourcing of the Conflict Minerals in our in-scope products. In addition, for these reasons, we depend upon our contract manufacturers for information concerning the origin of the Conflict Minerals contained in our in-scope products. Through the efforts described in this Form SD and the Conflict Minerals Report included as an exhibit hereto, we seek to ensure that our sourcing practices are consistent with our Conflict Minerals policy (which is discussed in our Conflict Minerals Report), promote transparency and traceability and encourage conflict free sourcing in our supply chain.

Conflict Minerals Report

As required by the Conflict Minerals Rule, a Conflict Minerals Report is provided as an Exhibit to this Form SD and is available on our website at http://www.citrix.com/content/dam/citrix/en_us/documents/about/conflict-minerals-report.pdf. The information contained on our website is not incorporated by reference into this Form SD or our Conflict Minerals Report and should not be considered part of this Form SD or the Conflict Minerals Report.

None of the necessary Conflict Minerals contained in our in-scope products were determined by us to directly or indirectly finance or benefit armed groups in the DRC or an adjoining country. The terms “armed group” and “adjoining country” have the meanings contained in the Conflict Minerals Rule.

Item 1.02	Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.02 to this Form SD.

Section 2 - Exhibits

Item 2.01	Exhibits

Exhibit 1.02 – Conflict Minerals Report for the calendar year ended December 31, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Citrix Systems, Inc.

By:	/s/ David J. Henshall		Dated June 2, 2014
	Name:	David J. Henshall
	Title:	Executive Vice President, Chief Operating Officer and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

1.02	Conflict Minerals Report for the calendar year ended December 31, 2013.